















TEDx SPEAKER
ENTREPRENEUR OF THE YEAR 2020
INNOVATOR OF THE YEAR 2019
#1 NATIONAL BEST SELLING AUTHOR
AWARDS

Ashley Black · 3rd

American Business Association's 2020 Entrepreneur of the Year-Pioneer of Stem Cell Reservoir and ECM Research-Inventor of Biotechnologies for Heath and Beauty

Friendswood, Texas, United States · Contact info

Ashley Black Guru

Auburn University

Experience

Business Owner
Ashley Black Guru
Dec 2012 - Present · 9 yrs 4 mos

The FasciaBlaster® is the perfect at home treatment for pain & tension management, cellulite reduction, muscle performance & recovery, healthy blood flow, & nerve function. Discover what the FasciaBlaster® can do for YOU!

Best Selling Author
Simon and Schuster
Sep 2016 - Present · 5 yrs 7 mos

As Seen on the Today Show!

asset.PNG
Debuting day on Amazon for Presale

As Seen On TV logo

Partner
As Seen On TV
Jan 2020 - Present · 2 yrs 3 mos
United States

The As Seen on TV Promo Kit is the deal of a lifetime!

Partner
QVC
Jan 2020 - Present · 2 yrs 3 mos
United States

FasciaBlaster Self Massage Myofascial Tool w/ Blaster Oil

Speaker
TED Conferences
Apr 2018 - May 2018 · 2 mos

Taking viewers on a journey of my story and how important FASCIA is. I present research findings!

Show all 9 experiences →

Education

Auburn University
Engineering
1990 - 1994
Activities and societies: Black was a Tri-Delta Sorority member, a gymnast and was the Captain of Tiger Paws, the university's dance team.